April 15, 1999





John Hancock Capital Series
101 Huntington Avenue
Boston, MA 02199

RE: John Hancock Capital Series (the "Trust") on behalf of John Hancock Core Equity Fund (the "Fund") File Nos. 2-29502; 811-1677 (0000045291)


Ladies and Gentlemen:

In connection with the filing of Post Effective Amendment No. 53 under the Securities Act of 1933, as amended, and Amendment No.32 under the Investment Company Act of 1940, as amended, for John Hancock Capital Series it is the opinion of the undersigned that the Trust's shares when sold will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Fund is an entity of the type generally known as a "Massachusetts business trust." The Trust has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund's assets.


                                            Sincerely,


                                            /s/Alfred P. Ouellette
                                            ----------------------
                                            Alfred P.Ouellette
                                            Assistant Secretary
                                            Member of Massachusetts Bar

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